Mail Stop 3561

April 3, 2009

William L. Jasper
President and CEO
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419

> **Re: Unifi, Inc.**
> **Form 10-K for Fiscal Year Ended June 29, 2008**
> **Filed September 12, 2008**
> **Form 10-Q for the Quarterly Period Ended December 28, 2008**
> **Filed February 6, 2009**
> **File No. 1-10542**

Dear Mr. Jasper:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Review of Fiscal Year 2008 Results of Operations (52 Weeks) Compared to Fiscal Year 2007 (52 Weeks), page 36

1. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on page 40 that fixed and variable manufacturing costs of your polyester and nylon operations decreased as a percentage of sales during fiscal year 2008. Please explain in reasonable detail the reasons why these costs decreased as a percentage of sales and consider specifying the costs involved and quantifying the extent to which the changes are attributable to the various contributing factors. See SEC Release No. 33-8350.

Critical Accounting Policies, page 55

2. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please expand your inventory reserve disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis. Please consider disclosing further information about how you determine your markdown percentages and estimated selling prices. Please refer to SEC Release No. 33-8350.

Consolidated Statements of Operations, page 61

3. Although we note you do not present the subtotal "income from operations," please present all items that would be included in such subtotal before non-operating income and expenses on your statements of operations in accordance with Rule 5-03 of Regulation S-X. In this regard, "restructuring charges (recoveries)" and "write-down of long-lived assets" would be considered components of "income from operations." Refer to paragraph 18 of SFAS 146

and paragraph 25 of SFAS 144. Also, please clearly disclose which items are considered non-operating income and expenses.

Notes to Consolidated Financial Statements, page 65

Note 1. Significant Accounting Policies and Financial Statement Information, page 65

Inventories, page 66

4. You disclose that you changed your method of accounting for certain inventories from the LIFO method to the FIFO method and that you believe the change is preferable because the FIFO method is predominantly used in the industry in which you operate. Given the "unprecedented increases in the cost of raw materials" you disclose on page 3, it does not appear the change in method results in a better matching of expenses with revenues. In this regard, please explain in further detail the rationale behind your accounting change and why it is a preferable method. Please clarify if any of your peers recently switched from the LIFO to FIFO methods and, if not, why you now believe a conforming change is preferable. Also, clarify the meaning of your disclosure that you changed the method of accounting only for "certain inventories" and tell us whether or not you currently use methods other than FIFO.

Other (Income) Expense, Net, page 69

5. We note that other income includes technology fees from your China joint venture. The disclosures on pages 71, 72 and 128 indicate that you participate in other transactions with your equity method investees. Please clarify and disclose your policy for determining intercompany profit eliminations, including how you present the intercompany profit eliminations on your balance sheet and statements of operations. See AIN APB 18, #1.

Note 3. Long-Term Debt and Other Liabilities, page 74

6. You disclose on page 76 that you originally recorded a 1997 sale-leaseback transaction as a direct financing arrangement.   Please clarify if your recent decision to abandon future plans to repurchase the property at the end of the lease term resulted in the transaction qualifying for sales recognition using sale-leaseback accounting. If so, please tell us how you accounted for this transition and clarify your disclosures in future filings. If the option to repurchase remains a contractual provision of your agreement with the purchaser-lessor, please clarify you future disclosures accordingly.

Note 9. Severance and Restructuring Charges, page 85

7. Please tell us and disclose where the severance and restructuring charges disclosed in this footnote are classified on your statements of operations. We acknowledge your disclosures on page 34 that you classified $4.1 million of executive severance costs within selling, general and administrative expenses. Refer to paragraph 20.c of SFAS 146.

8. Please provide us with further information regarding the unfavorable contracts disclosed on page 85. Please tell us the authoritative accounting guidance you relied upon in determining restructuring charges were necessary and explain in further detail how you computed the $2.9 million and $3.4 million restructuring charges.

Note 10. Discontinued Operations, page 86

9. We note that you recorded a $3.2 million debt forgiveness gain during fiscal year 2008 related to your former polyester dyed facility. Please provide us with further details regarding this debt forgiveness, including where you classified the debt on your historical balance sheet.

Signatures, page 110

10. Please revise your signature page and amend your filing to include the signature of your principal accounting officer. See Instruction D to Form 10-K. Also, include the signature of the Chief Financial Officer in his individual capacity, as you have done with the President and Chief Executive Officer's and Directors' signatures. For further information see Compliance and Disclosure Interpretation 204.07, available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.

Form 10-Q for the Quarterly Period Ended December 28, 2008

Note 5. Goodwill and Other Intangible Assets, Net, page 7

11. You disclose that you performed an interim impairment analysis of your goodwill due to a significant decline in your market capitalization during the second quarter and concluded that no impairment was necessary. In light of your conclusion that goodwill was not impaired despite your market capitalization and recurring operating and net losses, please provide us with further information about the results of your latest goodwill impairment test. In your response, please quantify each reporting unit's carrying value and calculated fair value as of your latest impairment test and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in your assumptions and

judgments. If the first step of the test identified a potential impairment, thus requiring you to perform the second step of the test, please provide us the details of your determination of the implied fair value of goodwill. In future filings, please disclose the level at which you determine your reporting units.

Note 8. Investments in Unconsolidated Affiliates, page 8

12. You disclose that you did not record your share of equity losses in YUFI for the year-to-date period ended December 28, 2008 since the carrying value of your investment reflects the lower fair value of $9 million after impairment charges. Please tell us how your discontinuance of the equity method complies with authoritative accounting guidance.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director